UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Senseonics Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

81727U105
(CUSIP Number)

Masters Capital Management, LLC 3060 Peachtree Road, NW, Suite 1425 Atlanta, Georgia 30305 Telephone- (404) 364-2021
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	81727U105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Masters Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

26,754,201

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

26,754,201

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

26,754,201

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.60%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	81727U105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael Masters

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

26,754,201

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

26,754,201

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
26,754,201

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.60%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	81727U105

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, $.001 par value (the “Common Stock”), of Senseonics Holdings, Inc., a Delaware corporation with its principal executive offices located at 20451 Seneca Meadows Parkway, Germantown, Maryland 20876 (the “Issuer”).

Item 2.	Identity and Background.

(a)-(c), (f)

This Schedule 13D is being filed jointly by (i) Masters Capital Management, LLC, a Georgia limited liability company and (ii) Michael Masters, a United States citizen (collectively, the “Reporting Persons”).

The principal business address of the Reporting Persons is 3060 Peachtree Road, NW, Suite 1425, Atlanta, Georgia 30305.

Michael Masters is the managing member of Masters Capital Management, LLC, an investment management firm that serves as the investment manager to private funds.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Common Stock beneficially owned by the Reporting Persons came from the working capital of the private funds managed by the Issuer.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons hold the securities described in Item 5 of this statement for investment purposes only.

An employee of the Reporting Person, Anthony Raab, is a member of the board of directors of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)

As of the date hereof, Masters Capital Management, LLC, and Michael Masters may be deemed to be the beneficial owner of 26,754,201 shares of Common Stock or 5.89% of the shares of the Common Stock of the Issuer, based upon 580,926,000 shares of Common Stock outstanding as of January 28, 2021 according to the Issuer.

Each of Masters Capital Management, LLC and Michael Masters may be deemed to be the beneficial owner of 24,754,198 Series A Convertible Preferred Shares that are convertible to shares of Common Stock.

Each of Masters Capital Management, LLC and Michael Masters has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 26,754,201 shares of Common Stock.

Each of Masters Capital Management, LLC and Michael Masters has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 26,754,201 shares of Common Stock.

There have been no transactions in the securities of the Issuer since the Reporting Person’s most recently filed Schedule 13D on January 21.

The aforementioned shares of Common Stock were acquired for investment purposes. Masters Capital Management, LLC may acquire additional securities of the Issuer, dispose of all or some of these securities from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of Common Stock.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

(e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities as of January 28, 2021.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item is not applicable.

Item 7.	Material to be Filed as Exhibits.

An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2021
(Date)

Masters Capital Management, LLC

By:	/s/ Michael Masters
Michael Masters, Managing Member

MICHAEL MASTERS

/s/ Michael Masters

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D Amendment, dated February 3, 2021, relating to the Common Stock $0.001 par value of Senseonics Holdings, Inc. shall be filed on behalf of the undersigned.

February 3, 2021
(Date)

Masters Capital Management, LLC

By:	/s/ Michael Masters
Michael Masters, Managing Member

MICHAEL MASTERS

/s/ Michael Masters